SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 922, of 03.18.2022.

CERTIFICATE

MINUTES OF THE 922nd MEETING OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Company Registration ID) No. 53300000859/ CNPJ nº 00001180/0001-26

It is hereby certified, for due purposes, that the 922nd meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed on the eighteenth day of March of the year two thousand and twenty-two, at 5:10 pm, with a record of completion of work at 7:15 pm on the same day. The meeting took place by videoconference in a remote environment – Cisco WEBEX Meetings. Board member RUY FLAKS SCHNEIDER (RFS) took over the chair. The Directors RODRIGO LIMP NASCIMENTO (RLN), BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), JERÔNIMO ANTUNES (JEA), FELIPE VILLELA DIAS (FVD) and ANA SILVIA CORSO MATTE (ASM) attended the meeting remotely. Councilor MARCELO DE SIQUEIRA FREITAS (MSF) was justifiably absent from the meeting. The Governance Secretary BRUNO KLAPPER LOPES (BKL) and the Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) also participated in the meeting. INSTALLATION AND RESOLUTION QUORUMS: As prescribed by art. 28, caput, of Eletrobras' Bylaws, this conclave must be installed with the presence of the majority of its members, and its resolutions must be taken, as a general rule, by the majority of those present. The meeting was opened in the presence of nine members, in compliance with the minimum quorum of six members, and with a minimum quorum for taking deliberations of five members, except in cases where there is an explicit record of alteration of the quorum of those present to the occasion of the deliberation. The prior declaration of conflict of interest by the Director and/or his momentary absence from the conclave lead to his subtraction for purposes of calculating the respective minimum quorum for deliberation. RESOLUTION POINTS: ● DEL 027, of 03.18.2022. RVA 2021 – Approval of the Final Position of the Secretariat for Coordination and Governance of State Enterprises (SEST). RES 084, of 03.07.2022. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, substantiated in a decision of the Executive Board, in the opinion issued by the Statutory Audit and Risks Committee - CAE at the 241st meeting held on 03.15.2022, in the opinion expressed by the Statutory Committee of Persons, Eligibility, Succession and Remuneration – CPES at the 18th meeting held on 03.18.2022, in the support material and in the documents listed below: Ø Executive Board Resolution No. 084, of 03.07.2022; Ø Report to the Executive Board no. DS-033, of 03.04.2022; Ø Executive Summary DS No. 004, of 03.11.2022; RESOLVED: 1. to approve the final position of the Secretariat for Coordination and Governance of State-Owned Companies (SEST) for the Annual Variable Remuneration Program (RVA), fiscal year 2021, for Directors of Eletrobras companies; 2. determine that the Corporate Management and Sustainability Board - DS, through the Labor and Union Relations Department - DSDT, and the Financial and Investor Relations Board - DF adopt the necessary measures to file the RVA 2021 at the Securities Commission Mobiliários (CVM), in accordance with Circular Letter/CVM/SEP/nº02/2018, and that the Governance Secretariat of the Board of Directors - CAAS and the General Secretariat - PRGS adopt, each within its scope of action, the necessary measures compliance with this Resolution. Deliberative quorum: Unanimity, registered the absence of the RLN Director during the entire period of discussion and deliberation on the subject in question, with the aforementioned Director having previously raised a specific situation of conflict of interest, since he is within the list of beneficiaries of the aforementioned RVA program. ● DEL-028, of 03.18.2022. Complete Financial Statements for the year ended 12/31/2021. RES 100, of 03.18.2022. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, substantiated in a decision of the Executive Board, in the opinion issued by the Audit and Statutory Risks Committee - CAE at the 243rd

Information Classification: DEL-027/2022 (confidential) and DEL-028/2022 (confidential). The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 .

CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 922, of 03.18.2022.

meeting held on 03.18.2022, in the opinion expressed by the People, Eligibility, Succession and Remuneration Committee – CPES at the 19th meeting held on 03.18.2022, in the support material and in the documents listed below: Ø Resolution of the Executive Board No. 100, of 03.18.2021; Ø Report to the Executive Board no. DF-012, of 03.17.2021; Ø Executive Summary DFC s/n, of 03.17.2021; RESOLVED: 1. To approve the financial statements of Eletrobras and the Consolidated Financial Statements of the Eletrobras Companies and their submission for deliberation at the Annual General Meeting (AGO), whose values and main highlights are as follows: 1.1. Financial statements: financial statements for the year ended December 31, 2021 of Eletrobras and Consolidated, composed of the following parts: Independent Auditors' Opinion, Balance Sheet, Income Statement for the Year (DRE), Statement of Changes in Shareholders' Equity (DMPL), Cash Flow Statement (DFC), Comprehensive Income Statement (DRA) and Value Added Statement (DVA), accompanied by explanatory notes to the financial statements; 1.2. Summarized version of the balance sheet and results for the year:

a)	Balance Sheet

	12/31/2021
	Parent Company	Consolidated
ASSET		In thousands of reais
Current	19,415,396	39,744,996
Achievable in the long term	28,946,666	82,550,135
Investment, Fixed Assets and Intangibles	89,037,462	66,007,938
	137,399,524	188,303,069

Current Liabilities	14,220,185	23,883,372
Non-Current Liabilities	47,058,135	88,002,933
Shareholders' Equity	76,121,204	76,121,204
Non-controlling shareholders' equity	-	295,560
	137,399,524	188,303,069

Information Classification: DEL-027/2022 (confidential) and DEL-028/2022 (confidential). The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 .

CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 922, of 03.18.2022.

b)	Income Statement for the Year:

	12/31/2021
	Parent Company	Consolidated
		In thousands of reais
Net operating revenue	1,365,825	37,616,241
Operational costs	(1,273,156)	(11,961,049)
Operational expenses	(13,162,674)	(20,541,541)
Regulatory Remeasurements - Transmission Contracts	-	4,858,744
Financial result	(1,135,348)	(2,056,339)
Result of equity interests	18,640,740	1,867,546
Other Income and Expenses	1,210,754	1,210,754
Earnings before income tax and Cont. Social	5,646,141	10,994,356
Income tax and social contribution	-	(5,280,723)
Profit for the Year	5,646,141	5,713,633
Portion attributed to controllers	-	5,646,141
Portion attributed to non-controllers	-	67,492

2. Approve the proposal for the allocation of income for the year and retained earnings for 2021, according to ANNEX 9-1-II of CVM Instruction 481, and authorize the convening of the 62nd Annual General Shareholders' Meeting of Eletrobras, to be held on the 22nd of April 2022, according to the Management Proposal and Call Notice attached to RES-100/2022:

Calculation of 2021 Mandatory Dividends and Allocation	(R$ Thousand)
Net Profit for the Period	**5,646,141**
(-) Legal Reserve (5% of the Net Profit)	(282,307)
(+) Realization of the Revaluation Reserve	-
(+) Prescribed Dividends	-
(=) Net Profit Adjusted 2020	**5,363,834**
(-) 2020 Mandatory Dividends (25% Adjusted Net Profit)	**(1,340,958)**
2020 Balance to be distributed	**4,022,875**
(+) Accumulated profit	(31,183)
(=) Total Balance to be distributed	**3,991,692**
(-) Statutory Investment Reserve (50% of 2020 Net Profit)	(2,823,071)
(-) Statutory Reserve for Studies and Projects (1% of 2020 Net Profit)	(56,461)
(-) Profit Retention (Art.196 LSA - Capital Budget)	(1,112,161)
Final Balance	**0**

Information Classification: DEL-027/2022 (confidential) and DEL-028/2022 (confidential). The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 .

CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 922, of 03.18.2022.

3. Approve the Management Report for the fiscal year ended December 31, 2021, as per the draft attached to RES 100/2022; 4. Approve the Profit Sharing Program – PLR for the year 2021, in the amount of up to BRL 20,720,905.02 (twenty million, seven hundred and twenty thousand, nine hundred and five reais and two cents); 5. To determine that the Financial and Investor Relations Department - DF, through the Investor Relations Superintendence - DFR and the Accounting Superintendence - DFC, the General Secretariat - PRGS and the Governance Secretariat - CAAS adopt, each in the respective scope of action, the measures necessary to comply with this Resolution. Deliberative quorum: Unanimity. The RLN Director was absent during the specific period of discussion and deliberation on the remuneration proposal, having previously raised a specific situation of conflict of interest regarding this specific point of the deliberation proposal contained in RES-100, of 03.18.2022, since it integrates the Eletrobras Executive Board. Regarding the other points of the deliberation proposal, the vote of approval by the RLN Director was indicated. The absence of the CRP Director during the specific period of discussion and deliberation on the 2021 PLR Program was also recorded, with said Director having previously raised, based on Law No. 12,353, of December 28, 2010, a specific situation of conflict interests regarding this specific point of the proposed resolution contained in RES-100, of 03.18.2022. The CRP Director's abstention was also recorded regarding the other points of the proposed deliberation published in RES-100, of 03.18.2022, which expressed disagreement with the governance rite applied to the decision-making process, as it understood that Eletrobras, in As a Holding, it should only review its consolidated financial statements after its subsidiaries complete their respective accounting closing processes, without prejudice to the immateriality related to Eletropar's balance sheet. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Governance Secretary of the Eletrobras Board of Directors.

Rio de Janeiro, March 25, 2022.

BRUNO KLAPPER LOPES

Secretary of Governance

Information Classification: DEL-027/2022 (confidential) and DEL-028/2022 (confidential). The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.